LEVEL-PAY NOTES Free Writing Prospectus (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010) Filed Pursuant to Rule 433 Registration No. 333-145845 July 19, 2010 BARCLAYS CAPITAL

Two major societal trends are currently converging: pension schemes have been shifting from “defined benefit” plans to “defined contribution” arrangements, such as 401(k) plans, where individuals take responsibility for growing their own retirement investments, and a huge demographic group known as the “Baby Boomers” is beginning to enter retirement. Once people reach retirement after having grown the value of their defined-contribution assets, they are faced with the problem of how to convert that lump-sum value into a stream of payments that will cover their ongoing expenses during retirement. Since suitable options to manage cash flows may be limited, investors are looking for innovative ideas and creative solutions to mitigate risk, generate income, and maintain control over their investments. The Barclays Retirement Income NotesTM suite of products seeks to provide a cost-efficient, transparent, and flexible alternative for generating retirement income. These products are securities that may be bought, sold, or transferred, and each security is constructed to pay a minimum monthly nominal or inflation-adjusted cash amount, which includes a monthly return of principal spread over time. In addition to those seeking to generate retirement income, these notes may be equally useful to anyone seeking to generate a smoothed cash-flow profile of payments that include a monthly return of principal spread over time. There are currently two types of Barclays Retirement Income NotesTM: Level-Pay Notes and Inflation-Indexed Level-Pay Notes. This brochure explains how Inflation-Indexed Level-Pay Notes work. If you are interested in buying or selling a Barclays Retirement Income NoteTM, please speak to your broker or investment advisor.

LEVEL-PAY NOTES

What Are Barclays Level-Pay Notes?

Barclays Level-Pay Notes (LP Notes) are securities that provide monthly payments for a fixed period. Unlike a standard bond that pays periodic interest and returns 100% of principal at maturity, Level-Pay Notes distribute monthly payments that consist of both interest and a partial return of principal. LP Notes may be used as an effective cash flow management tool and as part of an investment or retirement portfolio.

LP Notes are senior, unsecured debt of Barclays Bank PLC[1]. Indicative prices (if any) of new issue LP Notes and those that have already been issued are available at www.barcap.com/RInotes. (Website is for informational purposes only, please contact your broker or investment advisor to purchase or sell notes.)

Cash Flows of a Level-Pay Note

One LP Note unit entitles an investor to payments of $100 per month until maturity.

Hypothetical Distribution Diagram of Interest and Principal for a 25-Year LP Note


DOLLAR AMOUNT
$1,200
$0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25
YEARS
Principal
Interest

[1] Any payment on LP Notes is subject to the credit risk of Barclays Bank PLC, and the LP Notes are not, either directly or indirectly, an obligation of any third party.

2

LEVEL-PAY NOTES 3 Who May Be Suitable to Invest In Level-Pay Notes Those who are in retirement and want immediate income to cover er fixed living expenses. Those who are nearing retirement or are in early retirement and want income for a certain period of time until retirement income begins from other sources. Those who have retirement expenses that could exceed anticipated income from Social Security and pensions. Those who want to reduce uncertainty around cash flows in retirement to gain comfort in discretionary spending. Those who would like a steady source of income for themselves, their spouse/partner, or heirs. Those who would like the potential to be more aggressive with other investments. Those who would like to earn a return on their retirement income with predefined payments. Hypothetical Scenarios Example 1 John Dunn retires early at 50. His company pension will start paying him at 65, at which time he also plans to withdraw from his 401(k). Until then, he wants to set aside cash from his savings to cover his mortgage payments and insurance premiums, which he estimates will total $3,000 per month. He uses some of his savings to buy 30 units of a 15-year Barclays Level-Pay Note to generate a $3,000 monthly payment for the next 15 years, until he turns 65. 50 65 lP NOTE PAYMENTS PENSION PAYMENTS SAVINGS USED TO COVER VARIABLE EXPENSES AGE

4 Example 2 Jane Smith retires at 60 and withdraws a lump sum from her 401(k). In retirement, t, she projects that her fixed monthly expenses will be $3,500 for her mortgage, insurance premiums, and dayto- day living needs. She uses some of her lump sum to buy 35 units of a 30-year Barclays LP Note to generate a monthly payment of $3,500 for 30 years, until she turns 90. She uses other money to cover variable expenses, and to buy longevity insurance that will provide income to her if she lives beyond 90. If she passes away before she reaches 90, the longevity insurance will typically expire worthless, but the remaining value of the LP Note will be passed on to her heirs. LP NOTE PAYMENTS LONGEVITY INSURANCE PAYMENTS (IF JANE LIVES PAST AGE 90) AGE 60 90 SAVINGS AND PROCEEDS FROM 401(K) USED TO COVER VARIABLE EXPENSES Example 3 Nick Gomez, 70, is in retirement and has been living off his Social Security payments and savings. He lives on a budget of $5,000 per month, with $1,000 coming from Social Security and $4,000 coming from his savings. He is comfortable taking risk to try to grow the money that he isn’t planning to spend until after he is 85, but over the next 15 years he doesn’t want to have his budget fluctuate with the ups and downs of the market. He uses part of his savings to buy 40 units of a 15-year Barclays LP Note to generate a monthly payment of $4,000 for the next 15 years, and feels more comfortable taking risk with the remainder of his savings, confident that his current budget will be covered at least until he is 85. AGE LP NOTE PAYMENTS INVESTMENT ACCOUNT WITHDRAWLS SOCIAL SECURITY PAYMENTS 70 85

LEVEL-PAY NOTES 5 What are some of the Benefits and Risks of Investing in a Level-Pay Note Benefits Helps manage cash flows to cover fixed everyday expenses such as mortgage payments and insurance premiums. Provides a predictable monthly payment to supplement pension or Social Security payments. Can help manage disbursement of a lump-sum payment from an IRA, 401(k) plan, or savings account by converting it into a consistent payment stream. Unlike some other products, the LP Note is a security that may be bought and sold. You have the ability to retain control of the security and pass it to your heirs2. Barclays intends to display indicative bid prices on all outstanding LP Notes at www.barcap.com/RInotes2 (Website is for informational purposes only, please contact your broker or investment advisor to purchase or sell notes.). Risks LP Notes are the senior unsecured obligations of Barclays Bank PLC, and any payment on the LP Notes is subject to Barclays Bank PLC’s ability to pay its obligations as they become due. LP Notes are not, either directly or indirectly, an obligation of any third party. The LP Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. The LP Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your LP Notes to maturity. LP Notes pay principal over time, so the remaining value of an LP Note is only in terms of principal that has not already been paid back to noteholders. LP Notes are designed to be held to maturity; therefore, you may not receive the full remaining principal amount if you sell the Notes prior to maturity. Market factors, including the level of interest rates, issuer credit risk, volatility, and liquidity, may influence the value of the LP Notes prior to their stated maturity. 2 Barclays does not guarantee a market for the LP Notes will exist and, depending on market conditions, you may not be able to sell your LP Notes. If you sell your LP Notes prior to maturity, you may have to sell them at a substantial loss.

6 Frequently Asked Questions What are Barclays Level-Pay Notes Barclays Level-Pay Notes (LP Notes) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a constant monthly cash flow until maturity. How do I buy an LP Note LP Notes can be purchased through a broker or by an investment advisor on your behalf. How do I liquidate an LP Note prior to maturity Investors or their investment advisors can sell LP Notes in the secondary market during trading hours via a broker, subject to the availability of a market. See “Risks” relating to the existence of a secondary market. Do the LP Notes offer principal protection Yes. Investors will have their principal returned over time if the LP Notes are held to maturity. However, they might not receive their entire remaining principal if the LP Notes are sold prior to maturity. See “Risks” relating to Issuer credit risk. Who is Barclays Bank Barclays Bank PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, and wealth management services. Barclays Bank PLC operates in many countries around the world. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of Barclays Bank PLC. What is Barclays Bank PLC rated Barclays Bank PLC is rated AA- by Standard & Poor’s, Aa3 by Moody’s, and AA- by Fitch. Who is Barclays Capital Inc. Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the LP Notes. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered US brokerdealer regulated by the SEC and the FINRA. Are Barclays LP Notes registered Yes. The LP Notes are registered under the Securities Act of 1933, as amended. How are LP Notes taxed For a discussion of how these Notes are taxed, please see the relevant offering documents filed with the SEC, available at: http://www.sec.gov/Archives/edgar/data/312070/000119312510160288/dfwp.htm.

LEVEL-PAY NOTES Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated February 10, 2009, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1 888 227 2275 (extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue – Attn: US InvSol Support, New York, NY 10019. © 2010, Barclays Bank PLC. All rights reserved. CSNY329030_RetirementIncomeNotes_LevelPay For more information please visit www.barcap.com/RINotes